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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.,
a wholly owned subsidiary of
GINGKO CORPORATION,
a company formed by
SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
ROMESH WADHWANI
and affiliates of
TENNENBAUM & CO., LLC
and by
INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and the Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$116,580,460	$9,431.36

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 30,280,639 (number of shares of common stock of subject company outstanding on a fully diluted basis) by $3.85 (the market value of the shares of the subject company calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, by reference to the average of the high and low NASDAQ National Market prices reported for shares of the subject company on August 29, 2003.
**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement on Schedule TO is filed by Gingko Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation ( "Parent") and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership ("Symphony"), Symphony Technology II GP, LLC, a Delaware limited liability company ( "Symphony GP"), Romesh Wadhwani and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company ( "Tennenbaum"). This Tender Offer Statement on Schedule TO is also filed by Information Resources, Inc. Litigation Contingent Payment Rights Trust, a statutory trust formed by Information Resources, Inc. under the Delaware Statutory Trust Act. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Information Resources, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the "Rights Agreement"), for $3.30 per Share, net to the seller in cash, plus one contingent value right certificate ("CVR Certificate") per Share representing the right to receive an amount equal to a portion of any potential proceeds of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

        Parent, Purchaser, Symphony and Tennenbaum previously filed a Schedule TO with the Securities and Exchange Commission on July 14, 2003 (the "Prior Schedule TO"), which together with certain ancillary documents and any amendments or supplements thereto, collectively constitute the prior offer (the "Prior Offer"). On September 8, 2003, Gingko Acquisition Corp. and Information Resources, Inc. issued a joint press release announcing their mutual agreement to terminate the Agreement and Plan of Merger dated as of June 29, 2003 by and among the Company, Parent and Purchaser (the "Old Merger Agreement"). In connection with the termination of the the Old Merger Agreement, the Prior Offer was terminated. The parties terminated the Prior Offer pursuant to Section 7.01(a) of the Old Merger Agreement and condition (f) to the Prior Offer. The agreement to terminate the Old Merger Agreement is set forth in Section 8.14 of the Agreement and Plan of Merger dated as of September 7, 2003 by and among the Company, Parent and Purchaser (the "New Merger Agreement"). The Offer indentified above and described elsewhere in this Tender Offer Statement on Schedule TO replaces the Prior Offer. The Prior Schedule TO does not contain a description of the Offer identified above and described elsewhere in this Tender Offer Statement on Schedule TO. The press release issued by the parties announcing the termination of the Offer is attached hereto as Exhibit (a)(1)(H). The New Merger Agreement is attached hereto as Exhibit (d)(1). A letter dated September 8, 2003 to stockholders who tendered Shares pursuant to the Prior Offer is attached hereto as Exhibit (a)(1)(G).

Item 10. Financial Statements.

        Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 8, 2003.
(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter dated September 8, 2003 to Stockholders who tendered shares pursuant to Purchaser's prior offer launched July 14, 2003.
(a)(1)(H)**	Text of press release issued by Gingko Acquisition Corp. and Information Resources, Inc. on September 8, 2003.
(a)(2)(A)	Letter to Stockholders of Information Resources, Inc. from Gingko Acquisition Corp. dated as of September 8, 2003.
(a)(4)***	Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated September 8, 2003.
(b)(1)
Commitment letter dated as of September 7, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.
(b)(2)	Commitment letter dated as of September 7, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.
(d)(1)	Agreement and Plan of Merger dated as of September 7, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.
(d)(2)***
Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).
(d)(3)***	Certificate of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.
(d)(4)***	Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as August 27, 2003.
(d)(5)***
Form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust to be entered into among Information Resources, Inc., as Sponsor, and the institutional trustee, Delaware trustee, and litigation trustees to be named therein.
(d)(6)*	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference to Parent's and Purchaser's Schedule TO filed with the SEC on July 14, 2003.

**
Previously filed with the SEC on Parent's and Purchaser's Schedule TO-C, dated September 8, 2003.

***
Incorporated by reference to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on September 8, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2003
GINGKO ACQUISITION CORP.
	By:	/s/ William Chisholm Name: William Chisholm Title: Executive Vice President
GINGKO CORPORATION
	By:	/s/ William Chisholm Name: William Chisholm Title: Executive Vice President
SYMPHONY TECHNOLOGY II-A, L.P.
	By:	Symphony Technology II GP, LLC its General Partner
	By:	/s/ William Chisholm Name: William Chisholm Title: Managing Member
SYMPHONY TECHNOLOGY II GP, LLC
	By:	/s/ William Chisholm Name: William Chisholm Title: Managing Member
ROMESH WADHWANI
/s/ Romesh Wadhwani Romesh Wadhwani
TENNENBAUM & CO., LLC
	By:	/s/ Howard M. Levkowitz Name: Howard M. Levkowitz Title: Principal

Information Resources, Inc. Litigation Contingent Payment Rights Trust
By:	Information Resources, Inc. its sponsor
By:	/s/ Joseph P. Durrett Name: Joseph P. Durrett Title: Chairman, Chief Executive Officer and President

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  Items 1 through 9, and Item 11.
  Item 10. Financial Statements.
  Item 12. Exhibits.
SIGNATURE